June 9, 2006

Ms. Pamela Long

Division of Corporate Finance

U.S. Securities & Exchange Commission

Washington, D.C. 20549

RE:	Etwine Holdings, Inc.

Amendment No. 1 to Registration Statement on Form SB-2

Filed May 12, 2006

File No. 333-132401

Dear Ms. Long:

We represent eTwine, Inc. (“eTwine” or the “Company”). We are in receipt of your letter dated May 22, 2006 regarding the above referenced filing and the following are our responses:

General

1.

We note your response to prior comments 1 and 6. Darrell Lerner was the president of eTwine.com and, based on disclosure in other EDGAR filings, Darrell Lerner appears to be a promoter for other shell companies:

•	He was the co-founder and president of Fantasy Sports Net Inc., which filed a Form SB-2 registration statement.
•	He was also the sole officer and director of Relocate411.com, which entered into a reverse merger with China Elite.
•	He was also a consultant and significant shareholder of New Medium Enterprise, f/k/a shopoverseas.com inc., which subsequently entered into reverse mergers.

Please disclose this in the prospectus and describe whether any of these companies were ever successful in achieving profitability or carrying out their business plan.

Answer:

Under the Certain Relationships and Related Transactions section, this section has been revised to disclose this information and to describe whether any of these companies were ever successful in achieving profitability or carrying out their business plan.

2.	Please update your financial statements and related disclosures to include the period ended March 31, 2006.

Answer:	The financial statement and related disclosures have been updated to include the period ended March 31, 2006.

Prospectus Cover Page

3.

We reissue prior comment 3. The Rule 473 delaying amendment language should be moved back to the registration statement facing page. The subject to completion legend required by Item 501(b)(10) of Regulation S-K should appear on the cover page of the prospectus rather than the facing page of the registration statement. Please revise.

Answer:	The Rule 473 delaying amendment language has been moved back to the registration statement facing page and the subject to completion legend has been moved to the cover page of the prospectus.

4.	Please disclose that your sole officer and director is also selling shares.

Answer:	This section has been revised to disclose that the sole officer and director is also selling shares.

About Our Company

5.	We note your response to prior comment 6. Please disclose that Universal Flirts, Inc. entered into its reverse merger three months after its registration statement went effective in December 2004.

Answer:	This section has been revised to disclose that Universal Flirts, Inc. entered into its reverse merger three months after its registration statement went effective in December 2004.

6.

We note that in the Sports Source Inc. filing, it was disclosed that Darrell Lerner was the president of eTwine.com, an online dating site. Please disclose Darrell Lerner’s historical affiliation with eTwine.

Answer:	This section has been revised to disclose that Darrell Lerner was the founder and President of eTwine.com, Inc., the New York Corporation.

Selling Shareholders

7.

We note your response to prior comment 14. Since the purpose of the stock purchase agreement and share exchange was to incorporate the company in Delaware rather than New York, as set forth in your response to prior comment 6, please describe how each selling shareholder acquired the securities they are selling prior to the December 2005 exchange.

Answer:	This section has been revised to set forth how the selling shareholders acquired the securities prior to the December 2005 exchange.

Part II. Item 26. Recent Sales of Unregistered Securities

8.

For the shares issued to Anslow & Jaclin LLP and National Music and Entertainment, Inc., disclose the total offering price or describe the type and amount of consideration received by the company. See Item 701 of Regulation S-B

Answer:	This section has been revised to disclose the type and amount of consideration received by the company for the shares issued to Anslow & Jaclin, LLP and National Music and Entertainment, Inc.

Financial Statements Note 2.

Website, page 9

9.

We note your response to prior comment 35. We also noted your disclosure that you anticipate implementing and completing a major upgrade to your website in June 2006. Please revise your disclosure to include a discussion of how you intend to account for upgrades to your website. In addition, please tell us what consideration you have given to whether the five year amortization period that you assigned to your initial website development costs is still appropriate given this planned upgrade. Reference paragraph eight of EITF 00-2.

Answer:

The Company has included added disclosure of our accounting treatment for upgrades to Note 1 (K). The planned upgrade to the site includes adding new features and functionality. The Company is building on its original website that was capitalized and they will continue to use this as the basis for their site. Based on the current design and future use of the capitalized website costs, management feels that the original amortization period is appropriate.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /s/ Gregg E. Jaclin

GREGG E. JACLIN